Exhibit 1.01

RAYTHEON COMPANY

CONFLICT MINERALS REPORT
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2015

Overview

This Conflict Minerals Report (“CMR”) has been prepared by Raytheon Company to comply with US Securities and Exchange Commission (“SEC”) rules implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The terms “we”, “us”, “our”, “Raytheon” and the “Company” mean Raytheon Company and its subsidiaries, unless the context indicates otherwise.

Raytheon is a technology and innovation leader specializing in defense and other government markets throughout the world. We develop technologically advanced and integrated products, services and solutions in our core markets: sensing, effects, command, control, communications, computers, cyber and intelligence, mission support, and cyber security. (Consistent with regulatory requirements, our Forcepoint business was not included in this report for 2015.) We serve both domestic and international customers, as both a prime contractor and subcontractor on a broad portfolio of defense and related programs, primarily for government customers. Additional information about Raytheon, our products and subsidiaries may be obtained by accessing our corporate website, www.raytheon.com. As a leader in our industry, Raytheon is firmly committed to ethical business conduct and the responsible sourcing of minerals throughout our global supply chain.

Raytheon’s products are typically complex, requiring many suppliers to support their development and manufacturing. Our supply chain is correspondingly complex and multi-tiered. To identify the risk that tin, tantalum, tungsten or gold (collectively known as “3TG”) in our products may directly or indirectly benefit armed groups operating in the Democratic Republic of the Congo and its immediate adjoining countries (collectively known as the “Covered Countries”), we evaluated our hardware products and found that the majority of those products do contain 3TG, that the 3TG are essential to the functionality of those products, and is not from recycle or scrap. As a result, Raytheon conducted a Reasonable Country of Origin Inquiry (RCOI) with our suppliers to identify the risk associated with 3TG in our products.

At the conclusion of the RCOI effort, Raytheon reviewed supplier responses to determine whether the suppliers indicated that 3TG in their products originated in the Covered Countries. If the 3TG covered in the supplier’s response was sourced from the Covered Countries, our process required us to conduct due diligence to assess the identified risk, and subsequently take appropriate actions to mitigate it, when needed. The due diligence measures performed on those suppliers are described below.

Raytheon relies on our suppliers to provide information on the sources of 3TG in the products they sell to us. In order to obtain such information, we requested information from first-tier suppliers targeted in our RCOI, using the Conflict Materials Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). The CMRT asks the supplier to provide information about the 3TG smelters or refiners (“SORs”) in their supply chain and other questions related to their efforts to identify and address risk in their own 3TG supply chains. The resulting responses from the suppliers were compiled in a data management system, providing the capability to track responses and identify risk.

Summary of the 2015 RCOI Process and Results

•	Raytheon requested information from suppliers representing over ninety (90) percent of supplier spend for 3TG-containing products, representing three hundred fifty-four (354) separate suppliers.

•	We received three hundred sixteen (316) complete responses from surveyed suppliers, for a response rate of eighty-nine (89) percent, compared to the 2014 rate of eighty-two (82) percent.

•
Seventy (70) suppliers indicated that their products were produced using 3TG originating in the Covered Countries, or twenty (20) percent of surveyed suppliers, an increase from nine (9) percent in 2014.

•
Thirty-eight (38) suppliers either did not respond or provided incomplete information, of which eleven (11) gave incomplete responses and twenty-seven (27) did not respond at all to several requests for information.

Raytheon products that contain 3TG are listed with their descriptions in Table 1, below. The listed products include systems and system components, including components needed for operation, maintenance, and/or repair or provided for the upgrade of existing products. Also, the listed products are not exclusive to each other; some products may contain several product categories in a single, integrated Raytheon-produced product.
Table 1: Raytheon Manufactured Products and Product Descriptions

Product	Description
Air and Missile Defense	Interceptors, radars and space sensors that provide protection against ballistic missiles, cruise missiles, aircraft and other threats
Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance
Products that are used to provide increased situational awareness and control capabilities through the collection, analysis and distribution of information in real time for a variety of missions and applications ranging from force command and air traffic management to border and maritime protection

Cyber
Products used to defend networks and build cyber resiliency into software, hardware and architecture including cross domain information sharing, counterintelligence solutions, network monitoring and traffic analysis, and encryption hardware

Electronic Warfare (EW)
Products that use the electromagnetic (EM) spectrum or directed energy to control, attack, or impede the enemy or ensure friendly access to the EM spectrum, including radar warning receivers, airborne decoys, electronic attack, tactical signal intelligence, EW battle management, and jammers

Sensors and Imaging
Products intended to detect the presence, direction, distance and speed of objects such as aircraft situational awareness radars, fire control radars, and space sensors, not included in the Command, Control, Communications, Computer, Cyber, Intelligence, Surveillance and Reconnaissance or Air and Missile Defense categories

Precision Weapons	Guided missiles, torpedoes, bombs and munitions, as well as ordnance and weapons delivery equipment, including navigation and target seeking technologies
Training	Products for training and mission support, including test equipment, training equipment, simulation and security systems
Classified	Products whose make-up and /or details are deemed sensitive information based on national or regional security interests

Description of Due Diligence Measures Performed

Raytheon’s 3TG supply chain due diligence measures have been designed to conform to the framework presented by The Organization for Economic Co-operation and Development (“OECD”) document Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related individual supplements for gold, and for tin, tantalum and tungsten.

In accordance with the five-step process in the OECD Guidance, Raytheon conducted the following due diligence and other activities in 2015:

Step 1. Maintained a Strong Conflict Minerals Management System

•	Raytheon Conflict Minerals Policy Statement
The Raytheon Conflict Minerals Policy Statement remains in place and is available at: http://www.raytheon.com/responsibility/environment/conflict_minerals/index.html

•	Internal Management and Control
Raytheon continued to employ a dedicated and cross-functional team to implement our policy statement and manage the efforts of the Raytheon Conflict Minerals Program. The activities of the team are led by a director, with oversight by a Conflict Minerals Executive Team, providing program coordination and direction. The Team includes senior leaders from Supply Chain, Engineering, Finance, Contracts, and Legal. In 2015, the team met quarterly to review progress in meeting program goals and implementation of the Raytheon policy statement.

•	Industry Engagement
Raytheon actively participates in several industry groups that are working to improve development of conflict-free 3TG supply chains. These industry groups include the CFSI (http://www.conflictfreesourcing.org) and the Conflict Minerals Working Group (CMWG) of the Aerospace Industries Association (AIA) (www.aia-aerospace.com). Raytheon is an active member of both the CFSI (CFSI ID Code: RAYT) and the AIA CMWG, engaging in the development and continual improvement of activities. The CFSI conducts voluntary third-party audits of SORs to promote responsible sourcing practices and publishes a list of conflict-free SORs as part of its Conflict-Free Smelter Program (“CFSP”). Raytheon also actively supported the conflict minerals activities of the electronics industry IPC trade organization (http://www.ipc.org), which has two different committees focused on conflict minerals due diligence and supply chain data exchange.

•	Supplier Engagement
Raytheon engaged with our suppliers through: RCOI and due diligence activities; the continued use of conflict mineral terms and conditions on purchase orders; and information provided to suppliers on conflict minerals regulatory compliance requirements. Communications occurred through: (a) messages to suppliers; (b) our “Supplier Resources” website where suppliers can access information, resources and guidance related to conflict minerals (http://www.raytheon.com/suppliers/supplier_resources/index.html); and (c) our supplier portal, Exostar.

•	Reporting Process
Raytheon’s ethics reporting process is in place to address concerns related to conflict minerals through a toll-free helpline (800-423-0210) or email address: comments-ethics@raytheon.com. Reporters of concerns may also address concerns related to conflict minerals through comments-supplychain@raytheon.com. Additionally, interested parties may also contact Raytheon with conflict minerals concerns via email to conflict_minerals@raytheon.com.

Step 2. Identified and Assessed Risks in Our Supply Chain
Suppliers who indicated that 3TG in their products originated in the Covered Countries represent risk in our supply chain, as revenues from 3TG mining and trade in that region could be supporting local armed groups. When a supplier indicated 3TG were sourced from the Covered Countries, Raytheon conducted further inquiries with that supplier as to whether (a) it could determine whether the SORs in its supply chain could demonstrate responsible sourcing practices, and (b) it could tie 3TG from the Covered Countries to its products directly supplied to Raytheon. During our RCOI we found seventy (70) suppliers that indicated they were sourcing 3TG originating in the Covered Countries and thus were subject to due diligence activities.
Major findings from our due diligence activities include:

•
Nineteen (19) of the seventy (70) suppliers (approximately twenty-seven (27) percent of the seventy (70) suppliers) indicated they were exclusively sourcing from SORs that were CFSI-compliant, and thus were obtaining 3TG from sources demonstrated not to support armed conflict.

•	Sixty-nine (69) percent of the SORs listed as providing 3TG to these seventy (70) suppliers were identified as CFSI-compliant.

•	Only one (1) supplier could directly tie 3TG to specific products supplied to Raytheon, with some 3TG potentially originating in the Covered Countries.

The single supplier who connected a list of SORs with specific products supplied to Raytheon indicated that the majority of SORs in its supply chain were compliant with the CFSI process, and thus those SORs are obtaining 3TG from responsible sources demonstrated not to support armed groups in the Covered Countries. Sixty-four (64) of this supplier’s SORs were not CFSI-compliant, and the supplier noted that it did not receive mine of origin information for those SORs; therefore it cannot determine whether 3TG from those SORs are responsibly sourced. We have not provided a list of the SORs identified by this supplier, because we are unsure whether the non-compliant SORs are actually in our supply chain.

Step 3. Implemented Our Strategy to Respond to Identified Risks
Our Due Diligence Plan includes provisions for addressing risk in our supply chain, ranging from supplier education to communications and reminders about the conflict minerals clause in Raytheon’s terms and conditions for suppliers. The risk management measures are determined by analysis and review, considering the nature and extent of the risk, and supplier efforts to manage it. Our risk management process also requires providing timely information to our Executive Team and affected stakeholders for their participation in managing risk.

As noted above, one (1) supplier could directly tie 3TG to specific products supplied to Raytheon, with some 3TG potentially originating from unknown sources in the Covered Countries. Raytheon has encouraged this supplier to implement risk management measures. That supplier has indicated it is actively working to manage the identified risks in its supply chain. We will continue conversations with that supplier to gauge progress in addressing the identified risk until the risk is mitigated.

Step 4. Worked with Industry Groups to Strengthen Smelter/Refiner’s Due Diligence Practices
As described earlier, Raytheon supported industry-wide initiatives that provided information from upstream suppliers within our 3TG supply chain. One such industry initiative is the CFSI, which audits SORs’ due diligence activities and promotes the responsible sourcing of 3TG. Raytheon also actively supports the conflict minerals initiatives of the AIA.

Step 5. Reported on Supply Chain Due Diligence
Raytheon submitted our annual Conflict Minerals Report to the SEC, the public and our shareholders in 2015, and provided additional information on our conflict minerals efforts internally and externally through various Raytheon websites and communications tools. We will also include information on conflict minerals efforts as part of our 2015 Corporate Responsibility Report that will be published in 2016 at http://www.raytheon.com/responsibility/.
On-Going and Planned Efforts to Mitigate the Risk and Improve Due Diligence
In addition to addressing the current identified risk in our supply chain, we will continue to monitor progress and improve on-going efforts to identify the SORs supplying 3TG in our products and obtain information about their 3TG sourcing and due diligence practices.
Other planned activities to improve our due diligence and risk management activities include the following:

•	Integrating risk management and due diligence efforts into our supplier management process and improving supplier responsiveness and information accuracy.

•
Continuing to work closely with a subset of our direct suppliers that provide products containing 3TG (i.e., those suppliers from whom Raytheon directly buys 3TG-containing products or materials), focusing on those suppliers with whom we conduct the largest volumes of such business.

•	Using the experience gained during our 2015 RCOI and due diligence activities, enhancing our supplier outreach efforts.

•	Working with our suppliers to improve the transparency of their supply chains.

We are working on initiatives within our industry to use information about the SORs in our 3TG supply chain to promote responsible sourcing practices for those SORs that do not currently demonstrate due diligence in their sourcing practices. One such initiative is to support industry communication to CFSI-identified SORs that are not currently participating in any responsible sourcing program, in order to better educate them to become CFSI-compliant, or participate in a similar program. We anticipate continuing to use industry-developed information, tools and processes wherever possible, as they become available to us.
Information Related to Conflict Minerals in Raytheon Products
As discussed above, we were only able to identify one (1) supplier that could establish a direct connection between 3TG and the products supplied to us, with some 3TG potentially originating in the Covered Countries. As part of our RCOI, we requested the country-of-origin and source mine information for the 3TG provided to Raytheon, but information on the sources has not been provided.
Conclusion
In 2015, Raytheon experienced improvements in both our analysis and data gathering, especially in our suppliers’ response rates and their supply chain transparency. Although there were improvements, the process of gathering information both during our RCOI and due diligence activities remained difficult and resource-intensive. Further, supplier responses generally indicated that only limited information is available through the supply chain on the sources of 3TG in our products, with most reporting being done at levels (e.g. company level, covering all of a supplier’s products) that do not allow us to determine the sources of 3TG in products specifically supplied to us. We are, however, greatly encouraged by the progress made at industry levels to promote responsible sourcing, with more SORs involved in responsible sourcing compliance activities.